Mail Stop 4561

November 13, 2009

Christopher J. Spencer
Chief Executive Officer
Wizzard Software Corporation
5001 Baum Blvd., Suite 770
Pittsburgh, PA 15213

      Re: **Wizzard Software Corporation**
               Amendment No. 1 to Registration Statement on Form S-3
               Filed October 30, 2009
               File No. 333-162142

               Form 10-Q for the Quarterly Period Ended June 30, 2009
               Filed August 14, 2009
               File No. 001-33935

Dear Mr. Spencer:

      We have reviewed your amended Form S-1 and your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, all references to prior comments refer to our letter dated October 22, 2009.

Form S-3

General

1.   We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated October 22, 2009. No later than concurrently with any request for acceleration of the effective date, provide the representations as requested. Note that the representations should be made by the company.

2.   We note your response to comment 1 that upon reviewing the definition of "affiliate" in Rule 12b-2 under the Exchange Act, the company "concluded that it had never attained the non-affiliate market capitalization level of $75 million" and was never deemed to be an accelerated filer. Please provide us with the information used to recalculate your public float as of the last business day of the second fiscal quarter for fiscal years 2007 and 2008, computed by multiplying the

aggregate worldwide number of shares of your voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold in the principal market for the common equity. In your response, please specify how you calculated the number of shares held by affiliates.

Cover Page

3. Please refer to prior comment 3. Please clarify on the cover page the aggregate market value of your outstanding voting and nonvoting common equity held by non-affiliates of the company. See Instruction 7 to Item I.B.6 of Form S-3 and SEC Release No. 33-8878.

Description of Debt Securities, page 7

4. We note your response to comment 4 that you intend to rely upon Section 304(a)(8) of the Trust Indenture Act of 1939. Please add disclosure that you are relying on an exemption under the Trust Indenture Act for any debt securities you will offer under this prospectus and you do not intend to use an indenture and a trustee. Also disclose the effects of not being subject to the provisions of the Trust Indenture Act.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2.   Management's Discussion and Analysis

Results of Operations, page 31

5. According to the Form 10-Q, you reduced your general and administrative expenses by 30% for the three months ended June 30, 2009 and 41% for the six months ended June 30, 2009 compared to the same periods in 2008, in part by reducing the overhead costs within the Media business segment including salaries and wages. We note statements on your website, specifically in the videos relating to the Media Services segment, touting your business as having Emmy-nominated producers, industry and advertising experts, and a marketing and public relations team. Please tell us whether the cost reductions were related to a reduction in the number of employees at the company and whether this has had a material impact on the media segment, or your business as a whole. Please also provide us with support for these statements.

*   *   *   *   *

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (801) 355-7126
        Branden T. Burningham, Esq.